Vizsla Appoints VP Business Development and
Strategy

(VZLA-TSX-V)

VANCOUVER, BC, July 27, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that Michael Pettingell has joined the Company in the role of VP of Business Development and Strategy.

Mr. Pettingell is a geologist with over 10 years of experience working in both pre-producing and operating mines, as well as the capital markets. Prior to joining Vizsla, Michael spent the last four years working in equity research at Canaccord Genuity covering junior precious and base metal explorers and developers in the mining and metals sector. Prior to Canaccord, Mr. Pettingell worked for Hecla Mining, first in exploration at its Lucky Friday unit, and then in corporate development located in Vancouver. Michael started his career as an exploration geologist for Romarco Minerals at its Haile Gold mine prior to it being acquired by OceanaGold in 2015.

Michael holds a Bachelor of Science in both Geology and Economics from the University of South Carolina and a Master of Applied Science in Mining Engineering from the University of British Columbia.

President and CEO Michael Konnert stated, "Mr. Pettingell is widely regarded as a top mining analyst and his joining Vizsla is a strong endorsement of both the quality of the Panuco project and the Vizsla team as a whole. His wide range of technical and financial expertise will be a great complement to our management team as we develop and execute our corporate growth strategy."

Incoming VP, Michael Pettingell stated: "I'm extremely excited to join the Vizsla team as we actively advance the newly consolidated Panuco silver-gold district. At the asset level, Panuco presents a unique opportunity in the industry as an emerging high-grade discovery with near-term operating potential. With maiden resources developing along two high-grade structures at Napoleon and Tajitos, a fully funded and permitted exploration program aggressively targeting over 75km of known, largely untested vein strike, and controlling ownership of an operating mill, the potential I see here is absolutely remarkable."

Stock Options:

Vizsla has granted 139,000 options at an exercise price of $2.44 to certain officers and consultants as a reward for completing the recent option acceleration announced on July 21, 2021. They are exercisable for a period of five years, and they will vest over the next two years. They are subject to the policies of the TSX Venture Exchange.

About Vizsla Silver

Vizsla is a Junior mineral exploration and development company focused on advancing its flagship, Panuco silver-gold project located in Sinaloa, Mexico.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the restart of drilling activities; the development of Panuco, including drilling programs and mobilization of drill rigs; and future mineral exploration, development and production; and the dissemination of news releases over the coming weeks and months.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email:

info@vizslasilvercorp.com; Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:30e 27-JUL-21